ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Limited)

Statement of Financial Condition

As of December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67320

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Rothschild & Co Global Market Solutions LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__461 Fifth Avenue 15th Floor__
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christa Schackert	(917) 596-3969	christa.schackert@rothschildandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Forvis Mazars, LLP__
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 08CFBB07-5819-4088-BE0F-163D6F240251

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rothschild & Co Global Market Solutions LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Christa Schackert
9C99124D01734F8...

Title:
Director of Finance and Controller of North America

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd.)

As of and for the year ended December 31, 2025

Table of Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors of the Member
Rothschild & Co Global Market Solutions LLC (formerly known as Redburn (USA) LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild & Co Global Market Solutions LLC (formerly known as Redburn (USA) LLC) (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 30, 2026

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd.)
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	18,855,200
Restricted cash		470,300
Receivable from clearing broker		3,440,700
Receivables from related parties, net		1,043,000
Securities owned, at fair value		471,400
Operating lease right of use assets		3,323,000
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $386,700)		605,100
Deferred taxes		532,400
Prepaid expenses and other assets		355,600
Taxes receivable		718,300
Total assets	$	29,815,000

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	8,504,000
Operating lease liabilities		3,400,300
Payables to related parties		46,500
Total liabilities		11,950,800
Member's equity:		17,864,200
Total liabilities and Member's equity	$	29,815,000

See accompanying notes to financial statement.

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

(1)   Organization

Redburn (USA) LLC, formally changed its name in December 2025 to Rothschild & Co Global Market Solutions LLC (the Company). The Company is a wholly-owned subsidiary of Rothschild & Co Global Market Solutions Limited (the Parent or Member) (formerly known as Redburn (Europe) Limited), a company incorporated in England. The parent is a wholly owned subsidiary of Rothschild & Co. (the ultimate parent). The liability of the Parent for the losses, debts, and obligations of the Company is limited to its capital contributions. Due to a large portion of revenues being generated via income earned from transfer pricing from its Parent, the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides institutional investors with third-party research of the Parent, investment banking, and agency execution for European and U.S. equity securities. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC ("Pershing").

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's financial statement have been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b)   Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could materially differ from those estimates.

(c)   Cash, Cash Equivalents and Restricted Cash

The Company considers its investments in highly liquid money market funds to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

Cash and cash equivalents include non-interest-bearing deposits having original maturities of less than three months and money market funds. All the Company's cash and cash equivalents are held at three major financial institutions and therefore are subject to the credit risks of the financial institutions. At December 31, 2025, the Company had a total of approximately

2   (Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

$18,746,700 in excess of the insured limits. The Company has not experienced any losses in such accounts and as of the date of issuance of these financial statements, the Company believes it has mitigated exposure to significant credit risk.

As of December 31, 2025, the Company maintained one money market deposit account of $470,300 to secure a letter of credit on its current New York office lease. The money market deposit account is recorded as restricted cash on the Statement of Financial Condition.

(d)   ***Financial Assets and Liabilities, at Fair Value***

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, cash equivalents and restricted cash, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

(e)   ***Securities Owned, at Fair Value***

Securities transactions are recorded on a trade-date basis. Securities are carried at fair value. Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's financial statement.

(f)   ***Receivable from Clearing Broker***

Receivable from clearing broker includes a clearing deposit of $1,000,000 that the Company maintains with its clearing broker. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

(g)   ***Revenue Recognition***

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's revenues are derived from the following activities:

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

Service fee revenue from Parent

The Company passes all non-U.S. equities orders to the Parent in London for execution with the Parent's clearing broker and all U.S. equities orders are executed directly with the Company's clearing broker. The Company collects commissions from executing equities transactions for its customers on a settlement date basis. From time to time, the Company provides advice and services to Rothchild & Co US Inc. ("Affiliate"), in connection with capital market transactions for corporate clients of the Affiliate. These fees are then passed along to the Parent. The Company does not recognize revenue related to its research, investment banking, or execution services. Rather, in accordance with a transfer pricing agreement with the Parent, the Company transfers any income collected to the Parent. The Parent pays the Company a mark-up of 6.5% on all employment and administrative costs incurred by the Company.

The Company records service fee revenue on a monthly basis as it satisfies its performance obligation to facilitate the effecting of transactions on behalf of the Parent. This service is performed continuously during the month and satisfied over time as the Parent simultaneously receives and consumes the benefits. As of December 31, 2025, the Company had no contract assets or contract liabilities.

Interest and investment income

Interest income is earned and recognized over time on cash equivalents, restricted cash and the Company's clearing deposit with its clearing broker.

Securities are carried at fair value.

(h)   Income Taxes

The Company has elected to be taxed as a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return. Income tax expense consists of income taxes that are currently payable (receivable) and deferred income taxes. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU-09"), which modified the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income and

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expenses or benefits from continuing operations (separated by federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. The Company adopted the new standard on a prospective basis for the year ended December 31, 2025. Refer to Note 5 Income Taxes.

(i)   Leases

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in two noncancelable operating leases, for office space. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used the incremental borrowing rates based on the information available at the commencement date for its leases. The Company's incremental borrowing rate for its leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU assets are subsequently measured throughout the lease terms at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease terms.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

(j)   Equipment, furniture and leasehold improvements

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, three or seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(k)   Segment Reporting

Beginning in 2024, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023.07) that was issued by the Financial Accounting Standards Board (FASB). This standard

(Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

requires an enhanced disclosure on an annual basis. For additional information, see Note 12 on Segment Reporting.

(3)   Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Charles Schwab money market account and securities owned, and to determine the amounts included in fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

	2025			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned, at fair value				
Equity securities	471,400	-	-	471,400
Total assets at fair value	$ 471,400	-	-	471,400

As of December 31, 2025, the Company's other financial assets and liabilities (consisting of cash, cash equivalents and restricted cash, receivables from clearing broker, receivable from related parties, payables to related parties and accounts payable and accrued expenses) are considered to approximate their carrying amounts because they have limited counterparty credit risk and/or are have relatively short maturity dates.

(4)   Leases

The Company has two obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases include a termination option for either party to the lease or restrictive financial or other covenants. The Company leases office and storage space in New York City under an operating lease which will expire in October 2032. The office lease is secured by a standby letter of credit that is collateralized by money market deposit account. The Company entered into a new lease in October 2024 for office space in Boston under an operating lease which will expire in August 2027.

Amounts reported on the Statement of Financial Condition as of December 31, 2025 were as follows:

ASC 842 New York City:
Operating lease ROU asset	$	3,241,000
Operating lease liability	$	3,292,700
Operating Lease remaining lease term:		82 months
Weighted-average discount rate Operating lease:		3.25%

ASC 842 Boston:
Operating lease ROU asset	$	82,000
Operating lease liability	$	107,600
Operating Lease remaining lease term:		20 months
Weighted-average discount rate Operating lease:		8.00%

(Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

Aggregate future minimum rental payments under operating leases for the years subsequent to December 31,2025 are approximately as follows:

Years ending December 31:	
2026	492,700
2027	429,200
2028	599,300
2029	599,300
2030	599,300
Thereafter	1,098,600
Total minimum lease payments	$ 3,818,400
Less: imputed interest	(418,100)
Lease liabilities	$ 3,400,300

(5) Income Taxes

The Company's deferred tax asset is comprised of:

Deferred tax assets and liabilities:		
NOL Carryforward	$	78,900
Deferred compensation		174,700
Accrued compensation		333,900
Depreciation and amortization, net		(95,900)
Other		40,800
Net deferred tax asset	$	532,400

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. The Company believes that the deferred tax asset is more likely than not realizable because it has a history of earnings and has performed a comprehensive analysis of the factors underpinning the deferred tax asset as well as the company's projected future profitability, growth and ability to utilize those assets within the next three to five years. Based on management's evaluation, no valuation allowance has been recorded as of December 31, 2025.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits

(Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

of the position. The tax benefits recognized in the Statement of Financial Condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At December 31, 2025, accounts payable and accrued expenses include gross unrecognized tax benefits of $0.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2022 to present are open to examination by major tax jurisdictions.

As of December 31, 2025, we have available, for tax return purposes, unused federal NOLs of $336,800 which can be carried forward indefinitely.

(6)   Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at December 31, 2025 was $744,700 associated with mandatory deferred compensation plans for employees and $5,738,700, related to current year bonuses that were not subject to deferral and were paid in March 2026. As of December 31, 2025, mandatory deferred compensation plan benefits expected to be paid are as follows: $211,000 in 2026, $447,300 in 2027 and $664,600 in 2028 and beyond.

Effective for the year ended December 31, 2024 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Employees with mandatory deferrals can choose whether they want to earn interest at three-month US SOFR (Secured Overnight Financing Rate), adjusted quarterly or invest in the notional investment deferral option. Under the notional investment deferral option, compensation subject to mandatory deferral is notionally invested in a selection of mutual funds, the allocation of which is selected by each participant.

One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd, and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expense associated with mandatory deferrals as of December 31, 2025 was $578,200.

(7)   Transactions with Related Parties

Securities transactions, revenues and receivables from Parent and related parties

As described in Note 2, the Company receives commissions net of clearing and execution costs on behalf of the Parent in accordance with the transfer pricing agreement. The Company received a net total of $28,863,100 from their clearing firm during the year ended December 31, 2025 after clearance and execution costs. The amount due to the Company from Pershing for commissions net of clearing and execution costs as of December 31, 2025 was $2,440,700 and is included on the Statement of Financial Condition in Receivable from clearing broker.

(Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

The Company also pays certain costs on behalf of the Parent related to the revenues earned by the Parent. The Company does not recognize these costs as Company expenses because the Parent recognizes these expenses along with the associated revenues.

As of December 31, 2025, the net amount owed to the Company by the Parent related to service fee revenues offset by shared fee revenues due to the Parent and payments and related costs above was $759,000 and was included within Receivables from related parties on the Statement of Financial Condition.

The Affiliate provides working capital advances to the Company by paying substantially all the Company's expenses and the Company reimburses the Affiliate periodically. As of December 31, 2025, the amount owed to the Company by the Affiliate for shared fee revenues, offset by unreimbursed working capital advances from the Affiliate was $284,000 and was included within Receivable from related parties on the Statement of Financial Condition.

As of December 31, 2025, the amount due to related parties was $46,500 and was included within Due to related parties on the Statement of Financial Condition.

The Company receives charges from related parties for certain support functions (including, but not limited to, Finance, Facilities, Information Technology, Human Resources, Corporate Events and Legal and Compliance).

(8)   Commitments

As of December 31, 2025, the gross estimated minimum future compensation commitments are as follows: $271,500 related to 2026. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(9)   Contingencies

In accordance with its clearing agreements, the Company is responsible for indemnifying its clearing brokers against specified potential losses, in connection with acting as an agent of, or providing services to its clients, including losses the clearing brokers may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for these indemnifications.

From time to time, the Company could be involved in litigations arising in the normal course of business. Management is not aware, at this time, of any amount of reasonably foreseeable losses in connection with such litigations that are reasonably expected to be material to the Company's financial statements.

(Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.
(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At December 31, 2025, the Company had net capital of $14,050,000 which was $13,800,000 in excess of the minimum net capital required.

(11) Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) distributing third party research; (2) executing equities transactions for its customers on a settlement date basis; and (3) providing advice and services to related parties in connection with capital market transactions; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(12) Single Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer with operations consisting primarily of providing third-party research of the Parent, investment banking, and agency execution for European and U.S. equity securities. The Company has identified the Head of North America as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenues and expenses are in line with what is in the Company's Statement of Operations and includes all significant categories that are provided to the CODM for review. Also, the segment assets and liabilities are the same as those reported in the Company's Statement of Financial Condition.

(Continued)

ROTHSCHILD & CO GLOBAL MARKET SOLUTIONS LLC.

(A Wholly-Owned Subsidiary of Rothschild & Co Global Market Solutions Ltd)

Notes to Financial Statement

As of and for the year ended December 31, 2025

(13) Subsequent Events

The Company has evaluated subsequent events for the period from January 1, 2026 through March 30, 2026, the date which the accompanying financial statements were issued. There are no material events that management is aware of that would require recognition or disclosure.